

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2023

David Shrier
President and Chief Executive Officer
Adit EdTech Acquisition Corp.
1345 Avenue of the Americas, 33rd Floor
New York, NY 10105

> **Re: Adit EdTech Acquisition Corp.**
> **Amendment No. 7 to Registration Statement on Form S-4**
> **Filed June 8, 2023**
> **File No. 333-261880**

Dear David Shrier:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2023 letter.

Amendment No. 7 to Registration Statement on Form S-4 Filed June 8, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations of GRIID
GRIID's Key Financial and Operational Metrics, page 241

1. Please revise to also address key financial and operating metrics for the year ended December 31, 2022 as compared to the year ended December 31, 2021. For example, we note that your rollforward of the bitcoin balance and the disclosure of the number of bitcoin mined only appears to address the three months ended December 31, 2022.

Bitcoin Mining Equipment, page 242

2. Please update the chart to include all data points for the period ended March 31, 2023.

Operating Expenses
Cost of Revenues, page 242

3.   Consistent with prior comment 4 in our letter dated April 26, 2023, please revise to clarify the impact that the reimbursed electricity and operating expenses from your Mining Services Agreement had on the increase in cost of revenues.

GRIID's Key Financial and Operational Metrics, page 243

4.   We note that your disclosure indicates that your hash rate has improved over the last two years due to a growth in the number of miners and increased efficiency, but the number of miners decreased, and the hash rate decreased for the period ended March 31, 2023, compared to the same period prior year. Please revise your disclosure for consistency, or explain why a revision is not needed.

Liquidity and Capital Resources
Cash and Cash Flows for the Years Ended December 31, 2022 and 2021, page 262

5.   Consistent with prior comment 2 in our letter dated March 20, 2023, please revise to ensure your discussion of net cash used in operating and investing activities is accurate and complete.

Griid Infrastructure LLC and Subsidiaries
Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Years Ended December 31, 2022 and 2021
Note 3. Restatement of Previously Issued Financial Statements, page F-57

6.   Please revise to present the accurate amount of net cash provided by investing activities as restated for the year ended December 31, 2022.

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, page F-62

7.   Please note that we continue to review your revenue recognition practices and disclosures applicable to your mining operations and may have further comments.

       You may contact Melissa Walsh, Senior Staff Accountant, at 202-551-3224 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Charli Gibbs-Tabler, Staff Attorney, at 202-551-6388, or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Kerry Shannon Burke